

Mail Stop 3561

June 27, 2016

Matthew C. Liuzzi
Vice President, Chief Financial Officer and Treasurer
USA Compression Partners, LP
100 Congress Avenue, Suite 450
Austin, TX 78701

**Re:**     **USA Compression Partners, LP**
        **Form 10-K for the Fiscal Year Ended December 31, 2015**
        **Filed February 11, 2016**
        **Response dated June 16, 2016**
        **Form 10-Q for the Fiscal Quarter Ended March 31, 2016**
        **Filed May 5, 2016**
        **File No. 001-35779**

Dear Mr. Liuzzi:

We have reviewed your June 16, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 18, 2016 letter.

Form 10-K for the Fiscal Year Ended December 31, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations

General Trends and Outlook, page 45

1. We note your response to comment 2 indicating that certain of your top ten customers have credit ratings below investment grade. Please tell us what percentage of revenue was attributable to these customers for the year ended December 31, 2015. If the amount was material, please consider disclosing, in an appropriate location in your filing, the number of top 10 customers with below investment grade credit ratings and the

percentage of revenue that you generated from them to provide your investors with greater insight into the potential risks to and variability of your earnings and cash flows. We will not object if you also want to disclose, if true, that you have not experienced any significant increase in bad debts, seen any trends of worsening credit ratings, or provide other information that would give additional context to your disclosure about the credit ratings of your largest customers.

Form 10-Q for the Fiscal Quarter Ended March 31, 2016

Management's Discussion and Analysis of Financial Condition and Results of Operations

Operating Highlights, page 15

2.  We have reviewed your response to comment 9.  If the trend of declining utilization of your fleet continues, we believe it would be useful to your investors if you disclosed more information about this ongoing trend and the significant factors contributing to it. Please consider disclosing in either tabular or narrative form something akin to the table provided in your response, along with any discussion of underlying factors needed to understand the changes that are occurring such as your comments on the increase in idle horsepower under repair that occurred in the first quarter of 2016.

You may contact Melissa Blume, Staff Accountant at (202) 551-7128 or me at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products